UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  April 30, 2022

6d bytes inc.
(Exact name of issuer as specified in its charter)

Delaware	81-0838517
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

 (Full mailing address of principal executive offices)

(415) 651-3467

(Issuer’s telephone number, including area code)

Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended April 30, 2022 are not necessarily indicative of the results that can be expected for the year ending October 31, 2022.

6d bytes inc. dba Blendid

(a Delaware corporation)

Unaudited Financial Statements for the periods ended

October 31, 2021, and April 30, 2022

2

6D BYTES INC.
BALANCE SHEET
As of October 31, 2021, and April 30, 2022

	(UNAUDITED)
ASSETS	April 30, 2022	October 31, 2021
Current Assets
Cash and cash equivalents	$2,469,119	$3,745,059
Accounts receivable	125,464	202,366
Inventory	712,114	599,445
Other current assets	309,221	110,958
Total current assets	3,615,918	4,657,828

Fixed assets, net of accumulated depreciation	169,617	658,065
Security deposits	15,000	15,000

Total Assets	$3,800,535	$5,330,893

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$94,537	$131,789
Accrued expenses	403,726	425,364
Deferred Revenue	800,000	1,009,524
Notes payable – current portion	1,201,166	1,201,013
Total Current Liabilities	2,499,429	2,767,690

Notes payable – long-term portion	105,567	105,567
Convertible note payable		2,150,001
Safe Note	3,500,845	3,500,845

Total Liabilities	6,105,841	8,524,103

SHAREHOLDERS’ EQUITY

Common Stock (36,964,360 shares of $0.0001 authorized, 11,939,575 and 11,137,692 shares issued and outstanding as of April 30, 2022, and October 31, 2021)	1,194	1,114
Preferred Stock (20,000,000 shares of $1.00 par value, 15,865,516 and 14,166,255 shares issued and outstanding as of April 30, 2022, and October 31, 2021)	15,685,724	13,476,330
Additional paid-in capital	3,539,531	2,008,404
Syndication Costs	(1,094,837)	(735,154)
Retained earnings	(20,435,724)	(17,943,942)
Total Shareholders' Equity	(2,305,306)	(3,193,210)

Total Liabilities and Shareholder’s Equity	$3,800,535	$5,330,983

3

6D BYTES INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the Periods, November 1 – April 30, 2022 and November 1 – April 30, 2021

	2022	2021

Revenues, net	$296,252	$84,068
Less: Cost of goods sold	268,4269	80,455
Gross profit	27,826	3,613

Operating expenses
General and administrative	530,615	532,507
Research and development	1,172,910	921,334
Sales and marketing	441,935	193,834
Total operating expenses	2,145,460	1,647,775

Net Operating Income (Loss)	(2,117,634)	(1,644,162)

Interest income (expense), net	(59,138)	(149,587)

Other income (expense)	263,438	512,094
Depreciation (expense)	(488,448)	(440,366)
(Loss) on termination of lease	0	(91,516)
Tax (provision) benefit	0	0

Net Income (Loss)	$(2,401,782)	$(1,813,537)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

4

6D BYTES INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
For Period of October 31, 2020 through April 30, 2022

	Common Stock		Preferred Stock		Additional Paid-In	Syndication	Retained	Total Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of October 31, 2020	8,060,000	$806	14,162,409	$13,476,330	$29,159	(106,560)	$(14,142,773)	$(743,038)
Issuance of common stock	3,077,692	308			1,979,245	(628,594)		1,350,959
Exercise of preferred warrant			3,846	38				38
Net income (loss)							(3,801,169)	(3,801,169)
Balance as of October 31, 2021	11,137,692	$1,114	14,166,255	$13,476,368	$2,008,404	$(735,154)	$(17,943,942)	$(3,193,210)
Issuance of common stock	801,833	80						80
Conversion			1,699,261	2,209,356		(359,683)		1,849,673
APIC					1,531,127			1,531,127
Net Income (Loss)							(2,401,782)	(2,401,782)
Balance as of April 30, 2022	11,939,575	$1,194	15,865,516	$15,685,724	$3,539,531	$(1,094,837)	$(20,345,724)	$(2,305,306)

5

6D BYTES INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the Periods, November 1 – April 30, 2022 and November 1 - April 30, 2021

	2022	2021
Operating Activities
Net Income (Loss)	$(2,401,782)	$(1,813,537)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add: depreciation	497,972	425,664
Changes in operating asset and liabilities:
Sale of fixed asset	0	0
(Increase) Decrease in accounts receivable	76,900	5,049
(Increase) Decrease in inventory	(201,691)	(7,098)
(Increase) Decrease in other current assets	(118,428)	(9,011)
(Increase) Decrease in security deposits	0
Increase (Decrease) in accounts payable	(49,904)	(9,967)
Increase (Decrease) in deferred revenue	(209,524)	38,095
Increase (Decrease) in accrued expenses	(8,987)	65,608

Net cash used in operating activities	(2,415,344)	508,340

Investing Activities
Purchase of fixed assets	(334)	54,041

Net cash used in investing activities	(334)	54,041

Financing Activities
Convertible Note to Preferred Stock	36,394	60,995
Proceeds from issuance of stock	1,410,124	480,734
Payments of issuance costs	(306,680)	(64,542)
PPP Loan	0	117,458

Proceeds from financing activities	1,139,838	594,645
Net change in cash and cash equivalents	(1,275,940)	(656,511)
Cash and cash equivalents at beginning of period	3,745,059	2,273,275
Cash and cash equivalents at end of period	$2,469,119	$1,616,764

6

6D BYTES INC.

NOTES TO FINANCIAL STATEMENTS

For Years Ending October 31, 2021, and October 31, 2020

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the “Company”) was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California.

The Company builds robotic food automation solutions under the brand name Blendid.  Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food.  The Company’s first concept uses this technology to prepare smoothies, which are referred to as Blends.  Blendid kiosks are currently available in several California locations and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors.  The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, COVID-19 pandemic, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

7

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of April 30, 2022 and  October 31, 2021, the Company had $2,469,119 and $3,745,059 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments.  The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost and Kiosk Assets.  Kiosk assets are built and portable to be placed in a store front.  They are depreciated over 3 years.

8

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2021	Additions	Disposals	Depreciation	Balance at April 30, 2022
Domain Name	$10,000				$10,000
Other Intangibles	79,968				79,968
Kiosk Assets	555,259			480,261	74,998
Computers & Equipment	12,838			8,187	4,651
Total	$658,065			488,448	$169,617

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  FASB ASC  740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.  The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

9

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the sale of its robotic kiosks and a secondary source of revenue is sale of blended drinks in locations operated by the company. The company recognizes revenue from sale of its robotic kiosks upon delivery and immediately with the sale of blended drinks.  The deferred revenue of $1,000,000 recorded as of October 31, 2021 relates to an agreement with a customer to deliver ten (10) kiosks. The Company will recognize revenue and cost of goods sold upon the delivery of each kiosk.

As of April 30, 2022, two (2) kiosks were delivered to the customer.  The company will deliver the remaining eight (8) kiosks to the customer as to the agreement.  The deferred revenue balance as of April 30, 2022 was $800,000.

Inventories

The Company maintains inventory for sale to customers.  The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis.  As of April 30, 2022 and October 31, 2021, the Company had $721,302 and $599,445 of inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes.  The Company is current with its filing obligations through the periods ended October 31,2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,567 of principal and $37,477 of accrued interest totaling $143,044 as of April 30, 2022.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

10

NOTE 5 – DEBT

Notes Payable

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018 for notes and accrued interest totaling 1,866,540.  The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021 and the loan due on September 1, 2021.  On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank (“WA Loan”) to repay the loan to Silicon Valley Bank.  The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000.  Interest on the WA Loan is paid monthly by the tenth of each month.  The loan has a maturity date of July 15, 2023.  The amount due to Western Alliance Bank on the balance sheet as of April 30, 2022, is $1,201,166 which consists of $1,296,884 of principal, $3,782 of interest, net of financing fees of $99,500.   The Company has classified this debt in current liabilities because it believes it may need to repay this debt within the next 12 months in order to free up the cash collateral account.

The Company also received a Paycheck Protection Program loan (“PPP”) as authorized by the CARES Act of 2020 of $506,700 on May 4, 2020.  In April 2021, the SBA approved forgiveness of this loan.

The Company also received a second draw from the PPP in 2021 of $625,500.  During 2021, the SBA approved the forgiveness of this loan.

Convertible Notes

On October 31, 2020, the Company issued Convertible Note Series 2020A with an aggregate principal amount not to exceed $2,200,000 and issued in a series of multiple closings to certain persons and entities, collectively the “Holders”.  Per the issuance, the Company shall issue warrants to purchase shares of the Company’s Series A Preferred Stock (“Warrant Shares”) with an exercise price of $0.01 per share.

The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations and the like (the “Series A Price”).  The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control (as defined below).

The convertible notes fully converted into equity February 2022.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  The base rent as of April 30, 2022, is $20,500.

11

NOTE 7 – EQUITY

The Company has three classes of stock, common stock, Series Seed Preferred stock and Series A Preferred stock.

As of April 30, 2022, the Company had 36,964,360 and 11,939,575 authorized and issued shares of common stock. All common stock shares have a par value of $0.00001 per share.

Between June and August 2021, the Company raised $3,050,000 from a group of accredited investors in exchange for SAFE Notes.  The Company recorded these SAFE notes as a long-term liability.

As of April 30, 2022, the Company had 4,178,535 authorized Series Seed 1 Preferred and 2,028,781 authorized Series Seed 2 Preferred.  On June 13, 2017, the Company raised $2,199,000 in exchange for 3,929,000 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,582,000 in exchange for 2,029,000 shares of Series Seed 2 Preferred stock.

As of April 30, 2022 the Company has authorized 8,142,000 and issued 5,665,000 shares of Series A Preferred stock and authorized and issued 2,540,000 shares of Series A-1 Preferred stock.  The price per share average was $1.11.  On December 21, 2020, a Series A warrant was exercised for $38.46 in exchange for 3,846 shares.

On June 13, 2017, the Company issued a warrant to purchase up to 250,000 Series Seed 1 preferred shares with an exercise price equal to the fair market value at time of issuance, which was $0.60 per share. The warrant has an expiration date of June 13, 2024. The Company determined that this warrant is a free-standing financial instrument that is legally detachable and separately exercisable from the common shares. Additionally, the warrant can only be settled in shares. In accordance with Topic 815, the outstanding warrant is recognized in equity and measured at its inception date fair value. The Company carries $25 of Stock Warrant equity related to this issuance.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2015. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

The company is currently raising funds through a campaign, under Regulation A, through Dealmaker, which began in July 2022.  Each Series B preferred share is being offered at $2.22 each.  As of the date of the filing approximately $1,060,00 has been subscribed.

Management’s Evaluation

Management has evaluated subsequent events through September 7, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

6d bytes inc. dba Blendid

By:	/s/ Vipin Jain
Vipin Jain
Chief Executive Officer
Date: September 8, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Vipin Jain	Chief Executive Officer	September 8, 2022
Vipin Jain	(Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer)

14